FORM 12b-25 NOTIFICATION OF LATE FILING

                                                    SEC FILE NUMBER 0-13265
                                                    CUSIP NUMBER  902633 10 6
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549 (Check One):      Form 10-K       ? Form 20-F
     ? Form 11-K        X  Form 10-Q       ? Form N-SAR
For Period Ended: June 30, 2001
                  -------------
[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR
For the Transition Period Ended: __________________________
Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commissions has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


PART 1--REGISTRANT INFORMATION (Official Text)
UCI Medical Affiliates, Inc.
Full Name of Registrant:

Former Name if Applicable

4416 Forest Drive
Address of Principal Executive Office (Street and Number)

Columbia, South Carolina  29206
City, State and Zip Code

PART II--RULES 12b-25(b) AND (c) (Official Text)If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
     ( X ) (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;


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     ( X ) (b) The subject annual report,  semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     ( ) (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE (Official Text)State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.
(Attach Extra Sheets if Needed)

         The filing of Form 10-Q for the period ended June 30, 2001 by UCI Medical Affiliates, Inc., is delayed as the result of unforeseen accounting complexities being evaluated in regard to the Company's decision to close several of its operating sites.

         The delay in this filing of Form 10-Q could not be eliminated without unreasonable effort or expense.

PART IV--OTHER INFORMATION (Official Text)
     (1) Name and telephone number of person to contact in regard to this notification

Jerry F. Wells, Jr., CPA, EVP of Finance and CFO    (803)782-4278
  (Name)                                         (Area Code)(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ( X ) Yes ( )No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof? ( ) Yes ( X ) No

If so, explain the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         UCI Medical Affiliates, Inc.
 -------------------------------------------
(Name of Registrant as Specified in Charter)

     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:    August 14, 2001            By:   /s/ Jerry F. Wells, Jr., CPA
                                         -----------------------------------
                                         Jerry F. Wells, Jr., CPA
                                         Executive Vice President of Finance
                                         and Chief Financial Officer